Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – JUNE 30, 2020

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2020

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2020 and 2019	3
Unaudited Condensed Consolidated Statements of Financial Position as of June 30, 2020 and December 31, 2019	4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2020 and 2019	5
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7
1. Net Financial Result	7
2. Other non-financial assets	7
3. Financial assets and financial liabilities	8
4. Cash and cash equivalents	8
5. Share-based payments	9
6. Protective foundation	10
7. Summary of significant accounting policies	10
(a) Reporting entity and Group’s structure	10
(b) Basis of preparation	11
(c) New and amended standards adopted by the Group	11
(d) Significant events of the quarter and changes in circumstances	12
(e) Significant events after the reporting date	12

F-2

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
for the three and six months ended June 30, 2020 and 2019

		For the three months ended June 30,		For the six months ended June 30,
(in €, except for share data)	Note	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses		(7,356,326)	(12,497,222)	(14,655,125)	(20,192,372)
General and administrative expenses		(2,326,895)	(3,647,849)	(4,891,698)	(6,949,015)
Total Operating Expenses		(9,683,221)	(16,145,071)	(19,546,822)	(27,141,387)
Other income		102,332	2,866	197,292	67,702
Other expenses		(3,450)	(79,183)	(9,170)	(83,068)
Operating Result		(9,584,339)	(16,221,387)	(19,358,701)	(27,156,753)
Finance income		609,444	1,338,755	2,268,436	2,497,960
Finance expenses		(1,057,937)	(388,097)	(1,175,964)	(449,807)
Net Financial Result	1	(448,493)	950,659	1,092,472	2,048,153
Loss for the Period		(10,032,832)	(15,270,729)	(18,266,229)	(25,108,600)

Share Information
Weighted average number of shares outstanding		26,172,023	25,964,379	26,138,639	25,964,379
Loss per share (basic/diluted)		(0.38)	(0.59)	(0.70)	(0.97)

Loss for the Period		(10,032,832)	(15,270,729)	(18,266,229)	(25,108,600)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(1,452,973)	(1,622,079)	260,895	695,468
Total Comprehensive Loss		(11,485,805)	(16,892,807)	(18,005,334)	(24,413,132)

The accompanying notes are an integral part of these condensed consolidated financial statements.

[3]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Financial Position
as of June 30, 2020 and December 31, 2019

(in €)	Note	June 30, 2020 (unaudited)	December 31, 2019

ASSETS
Non-current assets
Property, plant and equipment		493,377	576,373
Right-of-use assets		716,871	836,924
Intangible assets		404,251	452,400
Other assets	2	419,424	452,217
Financial assets	3	272,627	272,614
Total non-current assets		2,306,550	2,590,528
Current assets
Other assets	2	2,973,228	3,500,884
Financial assets	3	62,191,912	82,353,867
Cash and cash equivalents	4	36,398,578	33,131,280
Total current assets		101,563,718	118,986,031
TOTAL ASSETS		103,870,268	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital		3,152,427	3,132,631
Share premium		211,483,756	211,006,606
Other capital reserves		26,627,185	25,142,213
Accumulated deficit		(152,628,234)	(134,362,006)
Other components of equity		2,488,124	2,227,228
Total equity		91,123,258	107,146,673
Non-current liabilities
Lease liabilities		203,636	330,745
Other non-financial liabilities		37,644	39,013
Total non-current liabilities		241,280	369,758
Current liabilities
Trade and other payables	3	10,630,462	12,413,662
Lease liabilities		524,034	515,203
Employee benefits		867,121	975,629
Social security, other taxes and other non-financial liabilities		448,113	105,634
Provisions		36,000	50,000
Total current liabilities		12,505,730	14,060,128
Total Liabilities		12,747,010	14,429,886
TOTAL EQUITY AND LIABILITIES		103,870,268	121,576,558

The accompanying notes are an integral part of these condensed consolidated financial statements.

[4]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2020 and 2019

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other com- ponents of equity	Total equity

Balance as of January 1, 2020		26,105,255	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period		—	—	—	—	(18,266,229)	—	(18,266,229)
Exchange differences on translation of foreign currency		—	—	—	—	—	260,895	260,895
Total comprehensive loss		—	—	—	—	(18,266,229)	260,895	(18,005,334)
Contributions
Equity-settled share-based payments	6	—	—	—	1,484,972	—	—	1,484,972
Share options exercised	6	164,974	19,797	477,149	—	—	—	496,946
Total Contributions		164,974	19,797	477,149	1,484,972	—	—	1,981,918
Balance as of June 30, 2020		26,270,229	3,152,427	211,483,756	26,627,185	(152,628,234)	2,488,124	91,123,258

Balance as of January 1, 2019		25,964,379	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period		—	—	—	—	(25,108,600)	—	(25,108,600)
Exchange differences on translation of foreign currency		—	—	—	—	—	695,468	695,468
Total comprehensive loss		—	—	—	—	(25,108,600)	695,468	(24,413,132)
Contributions
Equity-settled share-based pay-ments	6	—	—	—	3,889,767	—	—	3,889,767
Total Contributions		—	—	—	3,889,767	—	—	3,889,767
Balance as of June 30, 2019		25,964,379	3,115,725	211,021,835	22,199,770	(106,215,788)	745,663	130,867,206

[5]

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2020 and 2019
(in €)	Note	For the six months ended June 30, 2020 (unaudited)	For the six months ended June 30, 2019 (unaudited)

Operating activities
Loss for the period		(18,266,229)	(25,108,600)
Adjustments for:
Depreciation & amortization of property, plant, equipment, right-of-use assets and intangible assets		353,976	307,130
Net financial result	1	(1,092,472)	(2,048,153)
Share-based payment expense	6	1,484,972	3,889,767
Net foreign exchange differences		(789,528)	(205,103)
Changes in:
Other assets		560,449	(2,063,491)
Employee benefits		(122,411)	(84,890)
Social security and other current non-financial liabilities		341,012	(184,120)
Trade and other payables		(1,783,200)	5,513,355
Interest received		1,096,651	1,269,745
Interest paid		(5,455)	(16,308)
Net cash used in operating activities		(18,222,235)	(18,730,669)
Investing activities
Purchase of intangible assets, laboratory and office equipment		(35,107)	(503,881)
Purchase of non-current other financial assets		—	(75,543)
Disposal of non-current other financial assets		—	3,088
Purchase of current financial assets		(59,196,096)	—
Proceeds from the maturity of financial assets		79,504,059	17,709,459
Net cash from investing activities		20,272,857	17,133,122
Financing activities
Proceeds from exercise of share options		496,946	—
Repayment of lease liabilities		(183,970)	(125,075)
Net cash from/ (used in) financing activities		312,976	(125,075)
Net (decrease)/increase in cash and cash equivalents		2,363,597	(1,722,622)
Effect of exchange rate changes on cash and cash equivalents		903,700	399,266
Cash and cash equivalents at beginning of period		33,131,280	55,386,240
Cash and cash equivalents at end of period	4	36,398,578	54,062,885

The accompanying notes are an integral part of these condensed consolidated financial statements.

[6]

InflaRx N.V. and subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Net Financial Result

The net financial result is comprised of the following items for the three and six months ended June 30:

	For the three months ended June 30,		For the six months ended June 30,
(in €)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Finance income
Foreign exchange income	261,123	271,886	1,518,680	628,357
Interest income	348,321	1,066,869	749,756	1,869,603
Total	609,444	1,338,755	2,268,436	2,497,960
Finance expenses
Foreign exchange expense	(854,826)	(380,764)	(970,706)	(434,786)
Other	(203,111)	(7,333)	(205,258)	(15,021)
Total	(1,057,937)	(388,097)	(1,175,964)	(449,807)
Net Financial Result	(448,493)	950,659	1,092,472	2,048,153

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiary InflaRx GmbH.

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH.

Other Finance expenses contains €0.2 million adjusted expected credit loss on marketable securities.

2. Other non-financial assets

(in €)	As of June 30, 2020 (unaudited)	As of December 31, 2019

Non-current other assets
Prepaid expense	419,424	452,217
Total	419,424	452,217
Current other assets
Current tax assets	1,225,552	1,134,968
Prepayments on research & development projects	770,795	698,891
Prepaid expense	596,839	1,467,936
Costs directly attributable to a future equity transaction	281,668	—
Other	98,374	199,088
Total	2,973,228	3,500,884

Prepaid expense mainly consists of prepaid insurance expense. Total prepaid expense as of June 30, 2020 decreased as compared to December 31, 2019, primarily due to amortization of prepayments of Directors and Officers insurance which is prepaid annually in the fourth quarter of the year.

Current tax assets as of June 30, 2020 include tax reclaims because of capital yields tax withheld. Such tax is withheld by our banks from securities interest payments, and the Company is reimbursed after filing a tax return.

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3. Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of June 30, 2020 and December 31, 2019:

(in €)	As of June 30, 2020 (unaudited)	As of December 31, 2019

Financial assets at amortized cost
Non-current financial assets	272,627	272,614
Current financial assets	62,191,912	82,353,867
Financial liabilities at amortized cost
Trade and other payables	10,630,462	12,413,662
Interest bearing loans and borrowings
Non-current lease liabilities	203,636	330,745
Current lease liabilities	524,034	513,834

As of June 30, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €62,522 thousand (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded in the top investment category (AAA) by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

4. Cash and cash equivalents

(in €)	As of June 30, 2020 (unaudited)	As of December 31, 2019

Short-term deposits
Deposits held in U.S. Dollars	22,506,614	27,803,153
Deposits held in Euro	9,900,000	—
Total	32,406,614	27,803,153
Cash at banks
Cash held in Euro	2,164,827	1,211,478
Cash held in U.S. Dollars	1,827,136	4,116,649
Total	3,991,963	5,328,127
Total cash and cash equivalents	36,398,578	33,131,280

[8]

5. Share-based payments

1.          Equity settled share-based payment arrangements

During its historical financing rounds, InflaRx GmbH established equity-settled share-based payment programs. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2020	2019
Outstanding as of January 1,	148,433	533,820
Exercised during the six months ended June 30	—	—
Outstanding as of June 30,	148,433	533,820
thereof vested	148,433	533,820

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options	2020	2019
Outstanding as of January 1,	1,181,484	1,181,484
Exercised during the six months ended June 30	86,632	—
Outstanding as of June 30,	1,094,852	1,181,484
thereof vested	1,094,852	1,181,484

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan (the “2017 Long-Term Incentive Plan”). The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan equals 2,341,097 common shares.

Number of share options	2020	2019
Outstanding as of January 1,	2,181,105	2,051,009
Granted during the six months ended June 30	—	54,450
Exercised during the six months ended June 30	78,342	—
Forfeited during the six months ended June 30	7,686	—
Outstanding as of June 30,	2,095,077	2,105,459
thereof vested	1,557,157	994,879

The number of share options granted during the six months ended June 30, 2019 under the plan was as follows, whereas in the six months ended June 30, 2020 there were no new grants:

Share options granted	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price		Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2019
January 1	—	$14.45	0.88	€12.69	$26.02	*	0.65	4.8	3.00%
February 4	18,450	$18.17	0.87	€15.87	$32.63	*	0.65	4.9	2.60%
May 14	36,000	$22.54	0.89	€20.08	$41.39	*	0.65	4.7	2.30%
	54,450

* On July 3, 2019, the board approved an amendment of the 2016 Option Plan and the 2017 Long-Term Incentive Plan. Following the amendment, the strike price of all vested and unvested options, other than those held by persons who were not employees or directors at the time of the amendment, was reduced to $3.35 per share.
Expected dividends are nil for all share options listed above.
None of the options granted in the six months ended June 30, 2019 were granted to members of the executive management or Board of Directors.

[9]

On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Long-Term Incentive Plan.

2.          Share options exercised

In the six months ended June 30, 2020, 164,974 shares were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €497 thousand. 86,632 share options exercised were granted under the 2016 Share Option Plan and 78,342 share options exercised were granted under the 2017 Long-Term Incentive Plan. In the six months ended June 30, 2019, no share options were exercised.

3.          Share-based payment expense recognized

For the three and six months ended June 30, 2020, the Company has recognized €584 thousand and €1,485 thousand, respectively, (2019: € 1,792 thousand, €3,890 thousand) of share-based payment expense in the statements of comprehensive loss.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

6. Protective foundation

According to the articles of association of the Company, up to 55,000,000 common shares and up to 55,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request us to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to re-quire us to cancel its preferred shares once the perceived threat to the Company and its stake-holders has been removed or sufficiently mitigated or neutralized. We are of the opinion that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be can-celled by us as stated above.

In the three and six months ended June 30, 2020, the Company expensed €13 thousand and €30 thousand, respectively, (2019: €20 thousand, €35 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

7. Summary of significant accounting policies

(a)	Reporting entity and Group’s structure

InflaRx N.V. is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares have been listed on The NASDAQ Global Select Market under the symbol IFRX.

[10]

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together referred to as the “Group”).

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and six-month reporting periods ended June 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2019 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors on July 29, 2020.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

For better clarity, the Group presented right-of-use assets separately from property, plant and equipment in the unaudited condensed consolidated statements of financial position as of June 30, 2020 and reclassified comparatives as of December 31, 2019 accordingly. The Group also renamed some line items in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss, Financial Position and Cash Flows to better reflect their substance.

(c)	New and amended standards adopted by the Group

The below listed amendments and interpretations apply for the first time in 2020, but do not have an impact on the condensed consolidated financial statements of the Group:

•
Conceptual Framework Amendments, References to the Conceptual Framework in IFRS Standards (IFRS 2 Share-Based Payment,  IFRS 3 Business Combinations, IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, IAS 34 Interim Financial Reporting, IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRIC 12 Service Concession Arrangements, IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments IFRIC 22 Foreign Currency Transactions and Advance Consideration, SIC 32 Intangible Assets — Web Site Costs,), effective as of January 1, 2020

•	IFRS 3 Business Combinations, Definition of a business, effective January 1, 2020
•	IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments Disclosures, IFRS 9 Financial Instruments, Interest Rate Benchmark Reform, effective January 1, 2020
•	IAS 1 Presentation of Financial Statements, IAS 8 Accounting Policies, Definition of Material, as of January 1, 2020

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(d)	Significant events of the quarter and changes in circumstances

Phase 3 development program for the use of IFX-1 in the treatment of hidradenitis suppurativa

In June 2020, the Company completed an end of Phase II meeting with the U.S. Food and Drug Administration (the “FDA”) to discuss a Phase III development program for the use of IFX-1 in the treatment of hidradenitis suppurativa (“HS”). During the course of the meeting, the FDA agreed to key proposals to support a biologics license application (BLA) submission, including aspects of the Phase III trial design, IFX-1 dosing, target study population, and the nonclinical and clinical pharmacology packages. As part of the Phase III design, the Company proposed using the International Hidradenitis Suppurativa Severity Score (“IHS4”) as the primary efficacy endpoint. While the FDA did not agree that the IHS4 score is fit for purpose as a primary efficacy endpoint tool to support labeling, the FDA recommended that the Company obtain HS patient input to help determine the validity of the IHS4 score. The FDA also indicated a reasonable primary endpoint would be the Hidradenitis Suppurativa Clinical Response Score 50 (“HiSCR”). The Company is now assessing different strategies for a potential pathway to regulatory approval for IFX-1 in the United States and plans to engage with the FDA on next steps. See (e) Significant events after the reporting date below.

Effect of COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019 has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of physical distance between individuals.

By the end of June 2020, the company was able to resume full operations. During the second quarter of 2020 employees were able to work from their home offices or return to their work at the offices. Our service providers also resumed full operations, and the recruitment of patients and new sites likewise continued in the second quarter.

The full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time. As such, we cannot presently predict the scope and severity of any potential business shutdowns or disruptions, the impacts on our business, financing or clinical trial activities or on the healthcare system and the global economy.

(e)	Significant events after the reporting date

Advice from the European Medicines Agency

The Company requested scientific advice from the European Medicines Agency about the European pathway for regulatory approval and received feedback in July 2020. Although the EMA noted certain considerations regarding the Company’s proposal, the EMA acknowledged that HiSCR response does not account for the clinical relevance of a reduction in draining fistulas and the effort to construct a new endpoint that better captures these changes was endorsed in principle. According to the EMA, although HiSCR was used as an endpoint in previous studies, IHS4 could be an appropriate tool to evaluate efficacy of a novel compound in HS. The Company is working diligently to address the additional feedback received and analyzing the strategy for its Phase III development in HS.

At the Market Transaction - Offering of Common Shares

On July 7, 2020, the Company filed with the United States Securities and Exchange Commission (SEC) a Form F-3 with respect to the offer and sale of up to $200 million of securities of the Company (Shelf Registration Statement). Furthermore, the board authorized the Company to file with the SEC a supplement to the prospectus (Prospectus Supplement) filed with the Shelf Registration Statement describing the offering of common shares with an aggregate offering price of up to $50 million.

The Company implemented an at-the-market program providing for the sales over time. The offering is conducted under the Company’s effective Registration Statement pursuant to the Prospectus Supplement. On July 20, 2020, the Company entered into a Sales Agreement with SVB Leerink LLC. The total value authorized under the Sales Agreement is up to $50.0 million of the Company`s common shares. As of July 28, 2020, the Company had issued 1,800,000 common shares resulting in €10.1 million in net proceeds to the Company. Following these issuances, the remaining value authorized for sale under the sales agreement is $39.6 million.

Changes to the Board and Management

On July 16, 2020, Jens Holstein resigned as member of the Board and Audit Committee.

On July 29, 2020, Mark Kübler was elected to the Audit Committee.

Arnd Christ has notified the Company of his decision to resign as Chief Financial Officer. Mr. Christ will continue to serve as Chief Financial Officer during the notice period under his employment agreement with the Company. Jason Marks has notified the Company of his decision to resign as Chief Legal Officer and General Counsel, effective July 31, 2020.

[12]

Modification of the 2017 Long-Term Incentive Plan

The annual general meeting on July 16, 2020, approved an amendment to the 2017 Long-Term Incentive Plan (LTIP) with effect from January 1, 2021:

a)
increasing the maximum annual number of ordinary shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding ordinary shares (determined as of December 31 of the immediately preceding year); and

b)
removing certain restrictions from the LTIP, which will allow the committee administering the LTIP and the Board to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

The Company intends to file a Registration Statement on Form S-8 to register 6,800,000 additional common shares to be distributed under the Plan.

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